# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BICYCLE THERAPEUTICS PLC, CIK 0001761612
CUSIP: 088786108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: BLOCKS A & B, PORTWAY BUILDING, GRANTA PARK, GREAT ABINGTON, CAMBRIDGE, United Kingdom (X0), CB21 6GS
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001177719

## Reporting persons
- Westfield Capital Management Company, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Massachusetts (MA); sole voting power 2,055,253; shared voting power 0; sole dispositive power 2,610,337; shared dispositive power 0; aggregate amount beneficially owned 2,610,337 (5.49% of the class)

## Item 1. Issuer
Name of issuer: BICYCLE THERAPEUTICS PLC
Address of issuer's principal executive offices: BLOCKS A & B, PORTWAY BUILDING, GRANTA PARK, GREAT ABINGTON CAMBRIDGE, UNITED KINGDOM CB21 6GS

## Item 2. Person Filing
Name of person filing: Westfield Capital Management Company, L.P.
Address of principal business office or, if none, residence:
1 Financial Center, 24th Floor
Boston, Massachusetts
02111
Citizenship: Westfield Capital Management Company, L.P. - MASSACHUSETTS

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2610337
Percent of class: 5.49
Sole power to vote or to direct the vote: Westfield Capital Management Company, L.P. - 2055253
Shared power to vote or to direct the vote: Westfield Capital Management Company, L.P. - 0
Sole power to dispose or to direct the disposition: Westfield Capital Management Company, L.P. - 2610337
Shared power to dispose or to direct the disposition: Westfield Capital Management Company, L.P. - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The shares of the security listed in this Schedule are owned of record by clients of Westfield Capital Management Company, L.P. (Westfield) in its capacity as investment adviser. Westfield's clients have the right to receive, or the power to direct the receipt of, dividends or proceeds from the sale of the shares. To the best of Westfield's knowledge, no client has such right or power with respect to more than five percent of this class of security.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Westfield Capital Management Company, L.P.: Brandi McMahon, Vice President, Deputy Chief Compliance Officer (02/10/2025)